# Brian Bourgerie

***Brian Bourgerie***,*29,* has been Chief of Operations and is now Chief Funding Officer at Daplie, Inc. He studied Business Management and Finance in Minnesota and Idaho while working as an analyst for a venture capital and consulting firm. Having worked with startups and growth stage companies for over a decade, Brian brings insight and expertise in ways of operations and scaling measures within the company. Prior to joining Daplie, he helped launch and consult for dozens of crowdfunding platforms and campaigns, particularly in the investments space. Strategizing, executing, and marketing fundraising efforts and maintaining investor relations are among his current focuses.